Mail Stop 3561

December 8, 2009

Anthony Gumbiner
Chairman of the Board and Chief Executive Officer
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, TX 75219

Re: **The Hallwood Group Incorporated**
        Form 10-K for Fiscal Year Ended December 31, 2008
        Filed April 15, 2009
        File No. 001-08303

Dear Mr. Gumbiner:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director